

News Release – February 16, 2007

First Shipment of Ore to Nugget Pond

TRADING SYMBOL: TORONTO & OSLO: **CRU** FRANKFURT: **KNC** OTC-BB-other: **CRUGF**

LONDON, United Kingdom: February 16, 2007 - Crew Gold Corporation ("Crew" or the "Company") (TSE & OSE: CRU; Frankfurt: KNC; OTC-BB- other: CRUGF.PK.

Crew is pleased to advise the first shipment of ore from Nalunaq to the Nugget Pond process facility in Newfoundland, Canada.

Approximately 14,500 wmt of run-of-mine ore was loaded on MV Sandon which departed Nyhavn harbour Thursday 15th February. As previously announced, ore will be shipped to South Brook and then trucked to Nugget Pond as an interim arrangement until a dedicated unloading facility is constructed at Snook's Arm by mid year 2007. This early shipment of ore several months earlier than originally anticipated, will together with future monthly shipment of ore reduce working capital requirements considerably and create a regular cash flow from the Nalunaq.

Jan A Vestrum
President & CEO